EXHIBIT 99.1

Golar LNG Partners LP Announces Public Offering of 4,500,000 Common Units

Golar LNG Partners LP (NASDAQ: GMLP) ("Golar Partners" or the "Partnership") announced today that it plans to offer 4,500,000 common units, representing limited partner interests in the Partnership, in an underwritten public offering.  The Partnership expects to grant to the underwriter a 30-day option to purchase up to an additional 675,000 common units from the Partnership.  The underwriter intends to offer our common units in transactions on the Nasdaq Global Market, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

The Partnership intends to use the net proceeds from the offering and the related capital contribution by its general partner to maintain its 2% general partner interest for general partnership purposes.

Morgan Stanley is acting as the underwriter in connection with the offering.

When available, copies of the preliminary prospectus supplement, final prospectus supplement and accompanying base prospectus related to this offering may be obtained from the offices of:  Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the "SEC").  This offering may be made only by means of a preliminary prospectus supplement, final prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

Hamilton, Bermuda

February 7, 2017

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Brian Tienzo

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.